Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 f: 212.999.5899

February 1, 2021
VIA EDGAR AND HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attn:    Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:    KnowBe4, Inc.
Draft Registration Statement on Form S-1
Submitted December 10, 2020
CIK 0001664998

Ladies and Gentlemen:

On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated January 6, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Draft Registration Statement on Form S-1 as filed by the Company on December 10, 2020 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 2”). For the Staff’s reference, we have included both a clean copy of Submission No. 2 and a copy marked to show all changes from the version confidentially submitted on December 10, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 2.

Draft Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 8

1. Please revise to clarify your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please include a statement that the election is irrevocable and check the appropriate box on the cover page. Alternatively, if you have elected to avail yourself of the extended transition period, please clearly indicate as such.  Also, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and as a result your

U.S. Securities and Exchange Commission
February 1, 2021

financial statements may not be comparable to companies that comply with public company effective dates.

The Company respectfully advises the Staff that it has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and that it has checked the appropriate box on the cover page and revised the disclosure on page 8 of Submission No. 2 accordingly.

Summary Historical Consolidated Financial Data
Non-GAAP Financial Measures, page 14

2. We note your non-GAAP measure, free cash flow margin.  Please revise to present the most directly comparable GAAP measure with equal or greater prominence.  Further, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses such measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 14, 15 and 60 to remove free cash flow margin. In addition, the Company has expanded its narrative disclosure on pages 14, 15 and 60 to address why management believes the presentation of free cash flow provides useful information to investors and, to the extent material, any additional purposes for which management uses such measure.

Risk Factors
We have identified a material weakness in our financial reporting, page 41

3. We note you have identified a material weakness in your internal control over financial reporting.  Please revise to describe how you intend to remediate such weakness.  In this regard, include a discussion of what actions management has already taken and what remains to be completed in your remediation plan.  Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company plans to update the disclosure upon the completion of the audit for the year ended December 31, 2020. At that time, the Company will include a discussion of the actions management has taken and those that remain to be completed in the Company’s remediation plan, as well as an estimate of the length of time to complete such plan and the costs associated therewith.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 57

4. Please revise to define how you calculate dollar-based net retention rate and include such amount for each period presented to provide context to this measure.  Refer to SEC Release No. 33-10751.

U.S. Securities and Exchange Commission
February 1, 2021

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 58 to include a definition for dollar-based net retention rate and to clarify the Company’s use of this measure. The Company further expands upon the use of retention metrics in response to the Staff’s question in number 5 below.

Key Business Drivers, page 59

5. You disclose your key business metrics are the number of customers and annual recurring revenue. Tell us whether you considered renewal or retention rates as key metrics in managing your business. In this regard, you state that overall revenue growth depends, in part, on maintaining and expanding the rates at which customers purchase and renew subscriptions to your platform and products. Alternatively, tell us what measures you use to manage customer renewal and retention and include such measures for each period presented. Refer to Section III of Release No. 33-8350.

The Company respectfully advises the Staff that although retention of its customers contributes to the Company’s continued success, the Company expects new customer acquisition to drive the majority of growth in its business in the near term. As a result, the Company measures its business performance using number of customers and annual recurring revenue, or ARR. ARR, in particular, is a measure of the Company’s ability to both acquire new customers and to maintain and expand its relationship with existing customers. The Company refers the Staff to the discussion of number of customers and ARR as key metrics within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” on page 59 for further details on each of these metrics.
To provide additional context, the Company’s platform is designed to increase security awareness across an entire organization. As such, the Company’s customers purchase subscriptions to the Company’s products for their entire user base upon initial contract inception. While there is opportunity for cross-sell to other products on its platform and upsell to higher subscription tiers and the Company expects this to be a future growth opportunity, the Company does not currently employ a typical “land and expand” business model for which measures of retention or renewal are most informative. Additionally, the Company has experienced routine renewals and steady retention rates across its existing customer base. As a result, the Company has provided the dollar-based net retention rate at a single point in time to provide an indication as to the retention of its customers but does not view such measure as indicative of growth trends or strength of its business. The Company believes the number of customers and ARR and related growth rates of each are measures more closely aligned with how the Company tracks and manages the business and its growth.
The Company respectfully advises the Staff that although the Company monitors its renewal and retention rates, as indicated above, the Company believes its key metrics of number of customers and ARR, combined with certain GAAP and non-GAAP metrics, are more relevant indicators of drivers of the Company’s business performance. In the event that measures of renewal and retention rates become more meaningful to the way the Company manages its business, the Company will update its disclosures accordingly at that time.

U.S. Securities and Exchange Commission
February 1, 2021

Additionally, the Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 16, 58 and 59 to provide additional clarity to the Company’s business model and selection of key business metrics.

6. Please discuss the underlying business drivers that contributed to a decrease in the year-over-year growth in the number of customers and annual recurring revenue from 2018 to2019.  To the extent material, describe any known trends or uncertainties that have had, or you expect may reasonably have, a material impact on your operations and if you believe that these trends are indicative of future performance.  Refer to Item 303(a)(3) and (a)(3)(iii) of Regulation S-K.

The Company respectfully advises the Staff that, as it relates to Annual Recurring Revenue, or ARR, the decrease in year-over-year growth from December 31, 2018 to December 31, 2019 did not result from substantial changes to the business or significant drivers that the Company expects to have a material impact on its operations. Rather, the extremely high growth rate shown for the year-over-year period ending December 31, 2018 was primarily a function of the Company being much earlier in its lifecycle causing the growth rate to appear more substantial. The decline in growth rate for the year-over-year period from December 31, 2018 to December 31, 2019 represents a normalization of the growth rate as the Company reaches a more substantial size.
The Company will continue to monitor Item 303(a)(3) and (a)(3)(iii), particularly as it finalizes its year-end financial statement close process and will update disclosures as necessary.
Additionally, the Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14 and 59.

Comparison for the Years Ended December 31, 2018 and 2019, page 63

7. You attribute 39.6% of the year-over-year growth in revenue to new business activity, including new customers.  However, it is unclear if such amount also includes new business activity from existing customers.  Please revise and clarify your discussion to quantify the amount of revenue growth attributable to new customers versus existing customers. Refer to Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 63.

Executive Compensation, page 97

8. Please provide the executive compensation information for fiscal year ended December 31, 2019. See Item 402 of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 to include the executive compensation information for the most recently completed fiscal year end, which is December 31, 2020.

U.S. Securities and Exchange Commission
February 1, 2021

Shares Eligible for Future Sale, page 119

9. Please disclose the exceptions to the lock-up agreements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the terms of the lock-up agreements have yet to be finalized with the underwriters. The Company will revise the relevant disclosure in a subsequent amendment to detail the exceptions to the lock-up agreements.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Commissions, page F-10

10. You state that the non-commensurate portion of commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of six years while the commensurate portion of commissions are amortized over the average contract period.  Please explain further to us what the commensurate and non-commensurate portion of commissions paid on the initial acquisition of a contract relate to and revise your disclosures if necessary to clarify.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 72 and F-10.

Revenue Recognition, page F-12

11. Please describe further the nature of your initial subscription revenue (i.e., downloadable content) and tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X to separately disclose revenue from products and services on the face of your statement of operations.

The Company respectfully advises the Staff that the Company provides customers with access to a library of security awareness, compliance and other training content through subscription services to access the Kevin Mitnick Security Awareness Training (KMSAT) product. As outlined in “Business—Our Products”, this content is made up of (SCORM) compliant interactive modules, videos, games, posters and newsletters. In addition to using this content within the hosted learning management (LMS) portion of KMSAT, customers are able to download SCORM files for use outside of the KMSAT product.

When assessing the goods or services provided in customer contracts in line with ASC 606-10-25-14 through 18, the Company determined that the implicit promise to provide downloadable content where the customer can benefit from use of the content outside of the KMSAT LMS represents a separate and distinct performance obligation that is material in the context of a contract for the KMSAT product. As the Company provides access to downloadable content to each customer upon contract inception, the portion of the transaction price allocated to the downloadable content is recognized as revenue at the point in time the contract is agreed upon with the customer.

U.S. Securities and Exchange Commission
February 1, 2021

The Company further considered the guidance from ASC 606-10-25-18(e) and determined that providing access to the KMSAT product, including access to the option to download content, represents providing a service of standing ready to make goods or services available for a customer to use as and when the customer decides. When considering the requirements of Rule 5-03(b) of Regulation S-X, the Company determined that both ratable subscription revenue and initial subscription revenue related to subcaption (d) revenues from services and, as such, are presented together on the face of its consolidated statements of operations.

Additionally, the Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on pages 70, 71, F-12, and F-13.

12. Please expand your disclosures to further explain how you determine the stand-alone selling price for the content available for download.  Refer to ASC 606-10-50-20.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-13.

Note 11 Stock-Based Compensation, page F-25

13. Please revise to disclose the total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized, as of the most recent balance sheet date included in the filing. Refer to ASC 718-10-50-2i.

The Company respectfully advises the Staff that in response to the Staff’s comment, we have revised the disclosure on page F-27.

14. Please provide us with a breakdown of all stock-based compensation awards granted in fiscal 2020 including the fair value of the underlying stock used to value such awards.  To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.  Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

The Company respectfully advises the Staff that it has granted stock options during 2020 as follows:

Grant Date	Shares Underlying	Fair Value of Underlying Shares
1/1/2020	28,005	$165.43
2/28/2020	17,418	$198.45
6/1/2020	52,904	$223.93
8/3/2020	17,419	$228.35
10/27/2020	10,772	$233.63

U.S. Securities and Exchange Commission
February 1, 2021

The Company has historically obtained third-party valuations on a quarterly or more frequent basis, as necessary, for use in setting the exercise price of employee stock options. The exercise price of the options granted are established by the Company’s board of directors based on the latest valuation available at each grant date, provided that there has been no material development since the valuation date that would call into question whether such report could be relied on by the Company’s board of directors in determining the fair market value of the common stock. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Common Stock Valuations” in the Registration Statement, prior to 2020, the Company’s valuations were conducted using a combination of approaches including an income approach, a market approach and an Option-Pricing Methodology, or OPM, backsolve method. Starting in 2020, the Company began using a Probability Weighted Expected Return Method, or PWERM, based on the anticipation of an impending liquidity event.

The fair value of the underlying stock used to value options granted on January 1, 2020 was based on the December 31, 2019 valuation, which indicated a fair value of $165.43, which was determined by weighting the concluded IRC 409A value, which was determined using a combination of the income approach, market approach and OPM backsolve method, with the transaction value indicated by the Series C-1 preferred stock transaction, which closed on July 1, 2019. The fair value of the underlying stock used to value options granted on February 28, 2020 was based on the February 28, 2020 valuation of $198.45, which was conducted using the PWERM method including the application of a discount for lack of marketability. The fair values of the underlying stock used to value options granted on June 1, 2020, August 3, 2020 and October 27, 2020 were based on the valuations as of the immediately preceding month-end of $223.93, $228.35 and $233.63, respectively. These valuations were all conducted using the PWERM method applying a discount for lack of marketability but incorporated changes in the assumed timing of a liquidity event.

Additionally, the Company is currently undertaking its year-end financial statement close process for 2020 and any compensation expense the Company will recognize in connection with currently presented or remaining 2020 grants is not final and may be subject to change. The Company acknowledges that it will continue to update this analysis through the effectiveness of the Registration Statement.

General

15. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and is providing to the Staff, on a supplemental basis, copies of the written communications as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies

U.S. Securities and Exchange Commission
February 1, 2021

have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement.

*****

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (212) 497-7736 or mbaier@wsgr.com.

/s/ Megan J. Baier
Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.

cc:     Sjoerd Sjouwerman, KnowBe4, Inc.
Shrikrishna Venkataraman, KnowBe4, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Ali Perry, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Bettencourt, Goodwin Procter LLP
Joseph Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP